UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

(Amendment No. 8)*

Lantronix, Inc.

(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

516548 20 3
(CUSIP Number)

TL Investment GmbH

Biesingerstr. 27

D-72070 Tuebingen, Germany

Attention: Manfred Rubin-Schwarz

Telephone: 07071 9755280
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2021
(Date of Event Which Requires the Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 516548 20 3	Page 2 of 6 Pages

1	Names of reporting persons TL Investment GmbH
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds N/A
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Germany
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 5,415,880
	8	Shared Voting Power 0
	9	Sole Dispositive Power 5,415,880
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,415,880
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.7%(1)
14	Type of Reporting Person IV

______________
(1) Based on information provided by the Issuer in its prospectus supplement, dated November 18, 2021, filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on November 19, 2021 (the “Prospectus Supplement”), reflecting 34,423,692 shares of the Issuer’s common stock issued and outstanding after giving effect to an underwritten offering pursuant to the Prospectus Supplement.

CUSIP No. 516548 20 3	Page 3 of 6 Pages

1	Names of reporting persons Bernhard Bruscha
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds N/A
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Germany
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 106,454(1)
	8	Shared Voting Power 5,415,880(2)
	9	Sole Dispositive Power 106,454(1)
	10	Shared Dispositive Power 5,415,880(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,522,334
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.0%(3)
14	Type of Reporting Person IN

______________
(1) Consists of 106,454 shares of the Issuer’s common stock held directly by the Reporting Person.

(2) Represents shares of the Issuer’s common stock held directly by TL Investment GmbH, of which the Reporting Person is the sole owner and one of two managing directors.

(3) Based on information provided by the Issuer in its Prospectus Supplement, reflecting 34,423,692 shares of the Issuer’s common stock issued and outstanding after giving effect to an underwritten offering pursuant to the Prospectus Supplement.

CUSIP No. 516548 20 3	Page 4 of 6 Pages

1	Names of reporting persons Manfred Rubin-Schwarz
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds N/A
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 0
	8	Shared Voting Power 5,415,880(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,415,880(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,415,880
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.7%(2)
14	Type of Reporting Person IN

______________
(1) Represents shares of the Issuer’s common stock held directly by TL Investment GmbH, of which the Reporting Person is one of two managing directors.

(2) Based on information provided by the Issuer in its Prospectus Supplement, reflecting 34,423,692 shares of the Issuer’s common stock issued and outstanding after giving effect to an underwritten offering pursuant to the Prospectus Supplement.

CUSIP No. 516548 20 3	Page 5 of 6 Pages

This constitutes Amendment No. 8 (the “Amendment”) to the statement on Schedule 13D, filed on behalf of TL Investment GmbH, a limited liability company organized under the laws of Germany (“TL Investment”), Bernhard Bruscha, a citizen of Germany (“Bruscha”), and Manfred Rubin-Schwarz, a citizen of Germany (“Rubin-Schwarz,” and together with TL Investment and Bruscha, the “Reporting Persons”), dated November 10, 2008 (as amended, the “Statement”), as amended by Amendment No. 1 thereto, dated December 8, 2008, by Amendment No. 2 thereto, dated June 12, 2009, by Amendment No. 3 thereto, dated August 19, 2010, by Amendment No. 4 thereto, dated August 19, 2010, by Amendment No. 5 thereto, dated August 11, 2011, by Amendment No. 6 thereto, dated December 7, 2011, and by Amendment No. 7 thereto, dated April 26, 2012, relating to the common stock, par value $0.0001 per share (the “Common Stock”) of Lantronix, Inc. (the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4.    Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 18, 2021, TL Investment entered into an underwriting agreement (the “Underwriting Agreement”) with the Issuer and Canaccord Genuity LLC, as representative of the several underwriters named therein (collectively, the “Underwriters”), pursuant to which, among other things, TL Investment granted the Underwriters an option to purchase up to 705,000 shares of Common Stock held by TL Investment at a purchase price of $7.05 per share for a 30-day period. On November 18, 2021, the Underwriters exercised the option to purchase all 705,000 shares of Common Stock from TL Investment and the shares were sold to the Underwriters on November 22, 2021.

The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

Item 5.    Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended with the following:

(a)       The information contained on each of the cover pages of this Amendment No. 8 to the Statement is hereby incorporated by reference herein.

(b)       The information contained on each of the cover pages of this Amendment No. 8 to the Statement is hereby incorporated by reference herein.

(c)       Except as set forth in Item 4 of this Amendment, which information is incorporated by reference into this Item 5(c), none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.

Item 7.    Materials to be Filed as Exhibits.

The following documents are filed as exhibits hereto:

Exhibit No.	Description

Exhibit 99.1:	Underwriting Agreement, dated November 18, 2021, among Lantronix, Inc., TL Investment GmbH and Canaccord Genuity LLC, as representative of the several underwriters named therein.
Exhibit 99.2	Joint Filing Agreement, dated November 14, 2008, among the Reporting Persons.

CUSIP No. 516548 20 3	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     November 24, 2021

TL INVESTMENT GMBH By: /s/ Bernhard Bruscha Name: Bernhard Bruscha Title: Managing Director BERNHARD BRUSCHA By: /s/ Bernhard Bruscha Manfred Rubin-Schwarz By: /s/ Manfred Rubin-Schwarz